**SECURITIES AND EXCHANGE COMMISSION**

**WASHINGTON, DC 20549**

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**FORM 8-K**

**CURRENT REPORT**
**PURSUANT TO SECTION 13 OR 15(d) OF THE**
**SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported)          October 17, 2003

GenCorp Inc.

(Exact Name of Registrant as Specified in Charter)

| Ohio | 1-01520 | 34-0244000 |
|---|---|---|
| (State or Other Jurisdiction of Incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

| Highway 50 and Aerojet Road, Rancho Cordova, California | 95670 |
|---|---|
| (Address of Principal Executive Offices) | (Zip Code) |

| P.O. Box 537012, Sacramento, California | 95853-7012 |
|---|---|
| (Mailing Address) | (Zip Code) |

Registrant's telephone number, including area code (916) 355-4000

**Item 5. Other Events**

Attached hereto as Exhibit 99.1 and incorporated herein by this reference is the text of the registrant's press release which was issued on October 17, 2003.

Exhibit 99.1 is a GenCorp Inc. press release dated October 17, 2003, in which GenCorp Inc. and Sequa Corporation announced that GenCorp's Aerojet-General Corporation subsidiary has completed the acquisition of substantially all of the assets related to the propulsion business of Atlantic Research Corporation, a subsidiary of Sequa Corporation.

**Item 7. Exhibits**

99.1               GenCorp Inc.'s press release dated October 17, 2003.

*SIGNATURE*

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENCORP INC.

By:    /s/ Mark A. Whitney

Name:    Mark A. Whitney
Title:    Vice President, Law;
Deputy General Counsel
and Assistant Secretary

Dated: October 23, 2003